

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-Mail
Terrence E. Winters, Ph.D.
Co-Chairman of the Board &
Chief Executive Officer
Vital Therapies, Inc.
15222 Avenue of Science, Suite B
San Diego, CA 92128

> **Re:** **Vital Therapies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2013**
> **Response dated October 25, 2013**
> **File No. 333-191711**

Dear Dr. Winters:

We have reviewed your supplemental response dated October 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 50

1. Please refer to your October 25, 2013 response. It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment in your discussion of each significant factor contributing to the difference between your latest common stock valuation and the estimated IPO price, considering the significant increase in fair value from the September 30, 2013 price to the midpoint of your IPO price range. Please revise your proposed disclosure to further support this increase. In particular, disclose the key assumptions used to determine the IPO range and explain your basis for changing those assumptions that increased your valuation most significantly. Also, include a description and quantification of those changes in your business (if any) that

contributed to the increase in your valuation, such as favorable results from Phase 3 clinical trials or extension of market exclusivity under existing patents.

2. You appear to cite a 100% probability of a public offering, which will result in the simultaneous elimination of the economic rights and restrictions related to your redeemable convertible preferred stock, as the sole justification for the increase in fair value from $10.02 per share at September 30, 2013 to the midpoint of your estimated IPO price range. Please explain to us why you assumed an IPO probability of only 50% at September 30, 2013.

3. Please update the filing for all equity issuances prior to going effective, including the future purchase rights. Disclose the fair value assessment of your common stock in September 2013 as well as the methodology and assumptions used to determine the fair value. Confirm that you will include the discussion of why the fair value changed from the last grant date to the IPO price as revised for the above comment.

4. Please tell us and disclose the vesting period for the options granted.

5. We will further evaluate your accounting for stock compensation and related disclosures, once you have finalized an estimated offering price range and disclosed this information in a subsequent amendment to your Registration Statement.

Notes to Consolidated Financial Statements
7. Redeemable Convertible Preferred Stock, page F-24

6. Your response does not address our comment two in our letter, dated October 24, 2013. As previously requested, please provide us the following explanations regarding the information in your response and your disclosure on page F-28:

- Explain the basis for granting future purchase rights to investors in the senior preferred stock financings. In particular, explain why the number of future purchase rights granted on page F-28 does not equal the number of senior redeemable convertible preferred shares issued on page F-27.
- Explain the relationship between the common stock value for the future purchase rights granted on September 25, 2012 of $2.30 per share, as disclosed on page F-28, and the common stock fair value of $1.17 per share, as disclosed on page 52.

In addition, your disclosure appears to indicate that this table relates only to future purchase rights. However, the beneficial conversion amount of $306,000 for June 2013 includes $264,000 related to options granted to certain directors. Please revise your disclosure to clarify that the table includes the beneficial conversion amount for the options.

Also, please note that we are deferring a final evaluation of the future purchase rights and other costs until your estimated offering price is specified.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Martin J. Waters
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA 92130-3002